June 22, 2015

VIA EDGAR AND FEDERAL EXPRESS

David L. Orlic

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	iStar Financial Inc.
Schedule TO-I
Filed June 12, 2015
File No. 005-57261

Dear Mr. Orlic:

On behalf of our client, iStar Financial Inc., a Maryland corporation (the “Company”), we submit an amended Schedule TO-I/A which contains changes made in response to the comments of the Staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated June 18, 2015 (the “Letter”).  Set forth below are the Company’s responses to the Staff’s comments contained in the Letter.  The responses are set out in the order in which the comments were set out in the Letter and are numbered accordingly.

General

1.                                      Please confirm that the HPU Shares are held of record by less than 300 persons.

The Company confirms that the HPU Shares are held of record by less than 40 persons.

2.                                      Please provide an analysis as to the materiality of financial statements, given that the safe harbor of Instruction 2 to Item 10 of Schedule TO does not appear to be available.

With respect to the Company’s historical financial information, the Company has incorporated by reference (i) its audited financial statements for the 2014 and 2013 fiscal years that were filed with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on March 2, 2015 and amended on March 27, 2015 (the “Form 10-K”) and (ii) its unaudited financial statements (including comparative income statements for the current and prior year periods) included in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 4, 2015 (the “Form 10-Q”).  As noted under “Financial Information Regarding the Company” in the Offer to Exchange document, the Form 10-K and the Form 10-Q are available for inspection on the Commission’s website at www.sec.gov and on the Company’s website at www.istar.com.  As noted under “Additional Information; Miscellaneous” in the Offer to Exchange document, investors may request a copy of the Form 10-K and the Form 10-Q, at no cost, by writing or telephoning the Company. The Company advises the Staff that it has added specific page number cross reference when referencing the financial information incorporated by reference from the Form 10-K and Form 10-Q into the Offer to Exchange document.

In response to the Staff’s comment, the Company has included its book value per common share, which was $5.37 per share, as of March 31, 2015 in the Offer to Exchange document on page 14 under “Financial Information Regarding the Company.”  Additionally, the Company advises the Staff that its earnings-to-fixed charge ratio for the quarter ended March 31, 2015 did not materially change from the earnings-to-fixed charges information disclosed in the Form 10-K.

Although the information incorporated by reference does not contain (i) pro forma financial information or (ii) earnings-to-fixed charges information for the quarters ended March 31, 2015 and 2014, the Company believes that such information is not material to an HPU holder.  The overall size of the offer is approximately $22.5 million, compared to the Company’s total assets of approximately $5.6 billion as of March 31, 2015 and it relates to HPU Shares that represent approximately 3.2% of the Company’s total common equity.  In the event that all holders of HPU Shares elect to receive cash consideration (in lieu of shares of the Company’s common stock) in the offer, the aggregate cash payment would be approximately $22.5 million or approximately 3.6% of the approximately $625.4 million of cash and cash equivalents that the Company held on its balance sheet as of March 31, 2015 and the pro forma impact on the Company’s earnings per share and book value per share would be an approximately 3.2% increase to each item due to a reduction in the outstanding shares by approximately 3.2%.  In the event that all holders of HPU Shares elect to receive shares of the Company’s common stock (in lieu of cash consideration) in the offer, the Company’s total outstanding shares would increase by less than 2.0% from approximately 85.5 million shares, as of March 31, 2015, to approximately 87.1 million shares and earnings per share and book value per share would have been reduced by a similar percentage.  The transaction would have had no pro forma impact on the Company’s total earnings or ratio of earnings to fixed charges.

3.                                      Please disclose any material differences in the rights of security holders as a result of the exchange, or advise why you believe that this is not necessary.  See Item 1004(a)(1)(x) of Regulation M-A.

In response to the Staff’s comment, the following disclosure has been added to Section 1 (“General Terms”) of the Offer to Exchange document:

Each Share is entitled to one vote on all matters presented to shareholders for a vote, whereas each HPU Share is entitled to 0.25 of a vote.  Shares and HPU Shares participate proportionally in dividends declared and paid by the Company on its Shares and in the proceeds of liquidation on the basis of one Share or, in the case of an HPU Share, on the basis of the number of shares of Common Stock Equivalents attributable to that HPU share.

Important Procedures, page 8

4.                                      We note the disclosure in the sixth paragraph of this section. Please provide an analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i).  If you are attempting to rely on Rule 13e-4(f)(9)(2), we note that Rule 13e-4(f)(9)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

The Company acknowledges the Staff’s comment and has revised the disclosure to delete the referenced paragraph.

Tender Constitutes an Agreement, page 12

5.                                      Please delete the language requiring the security holder to acknowledge having read the Offer Letter, and all other acknowledgements that similarly operate as disclaimers or waivers of rights under federal securities laws.

The Company acknowledges the Staff’s comment and has revised the disclosure to delete acknowledgements that may operate as disclaimers or waivers of rights under federal securities laws.

Acceptance of HPU Shares and Issuance of Shares, page 13

6.                                      Please reconcile the disclosure in this section regarding when shares will be deemed to have been accepted with that appearing in the Election Instructions on page 29.

The Company acknowledges the Staff’s comment and has reconciled the disclosure on page 11 of the Offer to Exchange and page 3 of the Election Form.

Conditions; Termination; Waivers; Extensions; Amendments, page 19

7.                                      We note that the issuer may determine in its “sole judgment” whether certain offer conditions have been satisfied.  Please revise to include an objective standard for the determination of whether a condition has been satisfied.  In this regard, we also believe that the following statement should be revised: “The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties.”

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 15 of the Offer to Exchange to eliminate the references to “sole judgement” and otherwise include objective standards for the determination of whether a condition has been satisfied.

Withdrawal and Additional Tenders, page 29

8.                                      The correct reference for withdrawal rights arising under Rule 13e-4(f)(2)(ii) appears to be any time after August 7, 2015. Please revise this disclosure, or advise how it was determined that August 17, 2015 is the correct date.

The Company acknowledges the Staff’s comment and has corrected the reference.

Form of Written Confirmation, page 38

9.                                      We note disclosure that responses submitted by U.S. mail (or other post) are not permitted.  This appears inconsistent with disclosure throughout the remainder of the document.  Please revise, or provide an analysis as to how the disclosure is consistent.

The Company acknowledges the Staff’s comment and has revised the disclosure on the Form of Written Communication accordingly.

Additionally, the Company acknowledges that:

•                                    it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                    it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding our correspondence.  If you have any questions or comments regarding the foregoing, or have any additional questions or comments, please contact the undersigned at 212-878-8526.

Very truly yours,

/s/ Kathleen L. Werner, Esq.
Kathleen L. Werner, Esq.

cc:                                iStar Financial Inc.

Jay Sugarman

David DiStaso